 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated October 29, 2019, announcing the Company's financial results for the third quarter ended September 30, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 19, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 29 October 2019 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES
THIRD QUARTER 2019 RESULTS
HIGHLIGHTS
•	Robust crude tanker fundamentals reflected in improving freight market
•	Euronav to pay quarterly dividends starting in the course of 2020
•	Very strong start to Q4 - VLCC rates booked at USD 60,900 per day so far
•	Euronav has 90% of trading fleet exposed to spot market for Q419/Q120
ANTWERP, Belgium, 29 October 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the third quarter of 2019 ended 30 September 2019.
Hugo De Stoop, CEO of Euronav said: “Recent freight rates levels are demonstrating that our markets are thinly balanced and that any disruption can have a dramatic impact. Catalysts such as sanctions and geopolitical events may be temporary factors; the market fundamentals and IMO 2020 implications, however, have gradually rebalanced the supply and demand and those factors form a good base for a sustainable cyclical upturn.
Moreover, Euronav should benefit from it fully as we only have one dry dock for 2019 and 90% of our trading fleet is currently exposed to the spot market. In terms of shareholder benefits, Euronav will be able to align and repatriate cashflows to shareholders more quickly than in the past via quarterly dividends starting in the course of 2020.”

PRESS RELEASE Regulated information Tuesday 29 October 2019 – 8 a.m. CET _______________________________________

The most important key figures (unaudited) are:
(in thousands of USD)	First Semester 2019	Third quarter 2019	Year-to-Date 2019	Year-to-Date 2018
Revenue	401,936	175,287	577,223	363,917
Other operating income	3,160	1,406	4,579	3,538
Voyage expenses and commissions	(74,501)	(35,300)	(109,801)	(96,924)
Vessel operating expenses	(107,375)	(50,949)	(158,324)	(131,980)
Charter hire expenses	−	−	−	(23,270)
General and administrative expenses	(36,376)	(14,972)	(51,348)	(50,255)
Net gain (loss) on disposal of tangible assets	381	14,419	14,787	19,102
Depreciation	(168,541)	(84,603)	(253,144)	(192,210)
Net finance expenses	(47,376)	(30,948)	(78,324)	(50,561)
Bargain purchase	−	−	−	36,261
Share of profit (loss) of equity accounted investees	7,660	4,160	11,820	12,293
Result before taxation	(21,032)	(21,500)	(42,532)	(110,089)
Tax benefit (expense)	2,002	(1,403)	599	(260)
Profit (loss) for the period	(19,030)	(22,903)	(41,933)	(110,349)

Attributable to: Owners of the company	(19,030)	(22,903)	(41,933)	(110,349)

The contribution to the result is as follows:
(in thousands of USD)	First Semester 2019	Third quarter 2019	Year-to-Date 2019	Year-to-Date 2018
Tankers	(26,690)	(27,064)	(53,754)	(122,646)
FSO	7,660	4,161	11,821	12,297
Result after taxation	(19,030)	(22,903)	(41,933)	(110,349)

Information per share:
(in USD per share)	First Semester 2019	Third quarter 2019	Year-to-Date 2019	Year-to-Date 2018
Weighted average number of shares (basic) *	216,994,426	215,080,810	216,349,544	182,893,823
Result after taxation	(0.09)	(0.11)	(0.19)	(0.60)

* The number of shares issued on 30 September 2019 is 220,024,713.

PRESS RELEASE Regulated information Tuesday 29 October 2019 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):
(in thousands of USD)	First Semester 2019	Third quarter 2019	Year-to-Date 2019	Year-to-Date 2018
Profit (loss) for the period	(19,030)	(22,903)	(41,933)	(110,349)
+ Net interest expenses	41,412	27,674	69,086	49,747
+ Depreciation of tangible and intangible assets	168,541	84,603	253,144	192,210
+ Income tax expense (benefit)	(2,002)	1,403	(599)	260
EBITDA (unaudited)	188,921	90,777	279,698	131,868
+ Net interest expenses JV	2,337	1,066	3,403	2,313
+ Depreciation of tangible and intangible assets JV	8,961	4,555	13,516	13,516
+ Income tax expense (benefit) JV	804	415	1,219	1,244
Proportionate EBITDA	201,023	96,813	297,836	148,941

Proportionate EBITDA per share:
(in USD per share)	First Semester 2019	Third quarter 2019	Year-to-Date 2019	Year-to-Date 2018
Weighted average number of shares (basic)	216,994,426	215,080,810	216,349,544	182,893,823
Proportionate EBITDA	0.93	0.45	1.38	0.81

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.
For the third quarter of 2019, the Company had a net loss of USD 22.9 million or USD 0.11 per share (Q3 2018: a net loss of USD 58.7 million or USD 0.27 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 96.8 million (Q3 2018: USD 50.7 million).
This quarterly result is affected by two non-cash items representing a total of USD 6.7 million: USD 5.5 million of swaps amortization acceleration as we have refinanced the last Gener8 inherited facility and lost the qualification for hedge accounting, and USD 1.4 million of deferred tax assets related to the sale of the V.K. Eddie.

PRESS RELEASE Regulated information Tuesday 29 October 2019 – 8 a.m. CET _______________________________________

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2019	Third quarter 2018
VLCC
Average spot rate (in TI pool)*	25,036	17,773
Average time charter rate**	32,790	31,374
SUEZMAX
Average spot rate***	17,121	14,919
Average time charter rate**	29,884	29,624

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Excluding technical offhire days

EURONAV TANKER FLEET
On 5 August 2019 Euronav delivered its oldest VLCC, the V.K. Eddie (2005 – 305,261 dwt) to her new owners. The vessel will be converted into an FPSO and therefore leave the worldwide trading fleet. A capital gain on the sale of approximately USD 14.4 million was recorded during the third quarter.
CAPITAL ALLOCATION
Euronav returned further capital to shareholders during Q3 buying back 420,000 own shares for a total consideration of USD 4 million. This is part of our capital allocation policy and is in addition to the fixed dividend policy of USD 0.12 per share paid each year.
Euronav may continue to buy back its own shares opportunistically, depending upon market conditions, regulatory requirements and other corporate considerations.

PRESS RELEASE Regulated information Tuesday 29 October 2019 – 8 a.m. CET _______________________________________

IMO 2020 PREPARATION
Euronav’s detailed plans and preparations continue for this new environment starting January 2020. Euronav provided a thorough and detailed webinar presentation on 5 September 2019 with the transcript and presentation on our website at https://www.euronav.com/en/investors/euronav-imo-2020-webinar/
APPOINTMENT OF CHIEF FINANCIAL OFFICER
Euronav is pleased to announce that Mrs. Lieve Logghe will join the Company as Chief Financial Officer. She will succeed Hugo De Stoop who took the role as CEO. Lieve Logghe will be a member of the Executive Committee.
Lieve started her career in International Finance at PriceWaterhouseCoopers. After that, Lieve joined Sidmar (currently ArcelorMittal). She progressively moved through the finance organization in different European geographies up to a position of CFO for ArcelorMittal Europe. As from July 2018 she was promoted VP Head of Energy for ArcelorMittal Europe and Energy Procurement Coordinator for ArcelorMittal worldwide with the clear aim of reducing its carbon footprint.
Lieve’s wide and varied skill sets in capital intensive industries and energy expertise will bring an immediate and positive contribution to Euronav.
IMPORTANT CHANGES COMING IN BELGIAN CORPORATE LAW IN 2020
A new Belgian Code of Companies and Associations ("BCCA") approved in 2019 will simplify and enhance the flexibility of Belgian company law. As a consequence Euronav will be able to move to quarterly dividends, which the Company intends to effectively introduce in the course of 2020. This means Euronav will be able to pay dividends every quarter, and therefore repatriate cashflows to shareholders more quickly (than in the past) and be more aligned to the tanker cycle.
TANKER MARKET
Freight rate development during Q3 was lower than anticipated as the refinery maintenance program was longer and more pronounced than forecast. However, some counter seasonal strength in the large tanker markets reflected that the supply and demand balance were tighter than the average rate printed in the quarter.
Naturally the values of vessels have followed the trend as demonstrated by several transactions during the quarter at higher valuations especially for older tonnage (10-20 year old), thus increasing the net asset value of tanker companies.
Contracting of new vessels has remained limited, however owner vigilance should be applied as new build prices appear to be softening with shipyards looking to complete order books for 2021 delivery and beyond.
Oil demand has softened in the wake of contracting GDP growth forecasts. The IEA has seen the forecast demand growth move from 1.4 million bpd to 1 million bpd for 2019 and 1.4 million bpd to 1.1 million bpd for 2020. The impact of IMO 2020 should however offset this headwind to some extent given new trading routes and higher volume of crude throughput to produce the new compliant fuel.
We believe recycling of older tonnage is unlikely to feature within the large crude tanker markets if the rate environment is elevated, as older tonnage has already begun to be absorbed into storage of both crude and various fuel oils.

PRESS RELEASE Regulated information Tuesday 29 October 2019 – 8 a.m. CET _______________________________________

RECENT DEVELOPMENTS IN THE TANKER MARKET
Fundamentals have been supportive for the freight market for VLCCs during 2019, reflected in the counter seasonal rallies seen in earlier this calendar year in February and July. The recent rally in freight prices has been driven by a number of events – some are permanent and some are temporary.
The very strong move in freight rates during October was driven in our view by four key factors:
(1) IMO 2020 has driven some 20 to 30 vessels to be tied up storing fuel oil – these are largely older tonnage and not all of them are expected to rejoin the trading fleet
(2) Saudi outages have driven more diversification of crude buying in Far East which ties up more capacity
(3) a series of short-term factors such as potential restrictions for certain tonnage associated with sanctions along with seasonal upswing in number of available cargoes has squeezed rates higher and been exacerbated by a concern over future vessel supply in Q4
(4) before the surge in rates some 60+ VLCCs were due to leave the market to retrofit scrubbers – some are currently in the yards but the majority are still scheduled to go to the yard in November and especially in December. However, the current rate environment may incentivize owners to delay their retrofit program to the first or the second quarter of 2020, which is positive as it will extend in time any global fleet capacity shortage.
OUTLOOK
The current quarter has started very strongly with some trading routes recording nearly all-time high freight rates. Whilst some short-term factors have undoubtedly assisted in driving rates to such levels, robust underlying fundamentals of vessel supply and demand are supportive to a stronger freight market of some duration. The effects of IMO 2020 should be a positive overlay during the current and subsequent quarters.
Euronav has prepared for the introduction of IMO 2020 and retains a high degree of optionality with a strong balance sheet and operational capacity. Euronav has purchased sufficient fuel to cover more than half of our compliant fuel requirements for calendar 2020.
This inventory, which has been fully tested, has been purchased at a very competitive price around USD 80 per ton below the current spot price for compliant fuel with expectations of further spot price rises as IMO 2020 is implemented. Euronav has already begun to deploy this inventory ahead of IMO 2020 implementation in January.
So far in the fourth quarter of 2019, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 60,900 per day, with 60% of the available days fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 27,300 per day on average, with 48% of the available days fixed.
CONFERENCE CALL
Euronav will host a conference call today at 8 a.m. EDT / 1 p.m. CET today to discuss the results for the third quarter 2019.
The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.
Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	29 October 2019
Event Time:	8 a.m. EDT / 1 p.m. CET
Event Title:	“Q3 2019 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav191029JWd9sS13.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10135341. Pre-registration fields of information to be gathered: name, company, email.
Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.
A replay of the call will be available until 5 November 2019, beginning at 9 a.m. EDT / 2 p.m. CET on 29 October 2019. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10135341.
*
* *

PRESS RELEASE Regulated information Tuesday 29 October 2019 – 8 a.m. CET _______________________________________

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Mr. Brian Gallagher – Head of IR and Executive Committee member
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of Q4 2019 results: Thursday 30 January 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 42 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).
Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

ASSETS	September 30, 2019	December 31, 2018*

Non-current assets
Vessels	3,263,811	3,520,067
Right-of-use assets	66,105	−
Other tangible assets	2,141	1,943
Intangible assets	48	105
Receivables	35,716	38,658
Investments in equity accounted investees	42,909	43,182
Deferred tax assets	2,845	2,255
Total non-current assets	3,413,575	3,606,210
Current assets
Bunker inventory	222,209	−
Non-current assets held for sale	−	42,000
Trade and other receivables	245,336	305,726
Current tax assets	205	282
Cash and cash equivalents	183,731	173,133
Total current assets	651,481	521,141
TOTAL ASSETS	4,065,056	4,127,351

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	175	411
Hedging reserve	(5,359)	(2,698)
Treasury shares	(45,616)	(14,651)
Retained earnings	266,639	335,764
Equity attributable to owners of the Company	2,157,536	2,260,523

Non-current liabilities
Bank loans	1,300,026	1,421,465
Other notes	198,417	148,166
Lease liabilities	51,202	−
Other payables	4,584	1,451
Employee benefits	5,171	4,336
Provisions	1,527	4,288
Total non-current liabilities	1,560,927	1,579,706

Current liabilities
Trade and other payables	102,337	87,225
Current tax liabilities	122	41
Bank loans	53,917	138,537
Other borrowings	158,051	60,342
Lease liabilities	31,864	−
Provisions	302	977

Total current liabilities	346,593	287,122

TOTAL EQUITY and LIABILITIES	4,065,056	4,127,351

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2019	2018 *
	Jan. 1 - Sep. 30, 2019	Jan. 1 - Sep. 30, 2018
Shipping income
Revenue	577,223	363,917
Gains on disposal of vessels/other tangible assets	14,862	19,138
Other operating income	4,579	3,538
Total shipping income	596,664	386,593

Operating expenses
Voyage expenses and commissions	(109,801)	(96,924)
Vessel operating expenses	(158,324)	(131,980)
Charter hire expenses	−	(23,270)
Loss on disposal of vessels/other tangible assets	(75)	(36)
Depreciation tangible assets	(253,096)	(192,130)
Depreciation intangible assets	(48)	(80)
General and administrative expenses	(51,348)	(50,255)
Total operating expenses	(572,692)	(494,675)

RESULT FROM OPERATING ACTIVITIES	23,972	(108,082)

Finance income	14,265	8,884
Finance expenses	(92,589)	(59,445)
Net finance expenses	(78,324)	(50,561)

Bargain purchase	−	36,261
Share of profit (loss) of equity accounted investees (net of income tax)	11,820	12,293

PROFIT (LOSS) BEFORE INCOME TAX	(42,532)	(110,089)

Income tax benefit (expense)	599	(260)

PROFIT (LOSS) FOR THE PERIOD	(41,933)	(110,349)

Attributable to:
Owners of the company	(41,933)	(110,349)

Basic earnings per share	(0.19)	(0.60)
Diluted earnings per share	(0.19)	(0.60)

Weighted average number of shares (basic)	216,349,544	182,893,823
Weighted average number of shares (diluted)	216,349,544	182,974,775

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Sep. 30, 2019	Jan. 1 - Sep. 30, 2018

Profit/(loss) for the period	(41,933)	(110,349)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(236)	(118)
Cash flow hedges - effective portion of changes in fair value	(2,661)	1,903
Equity-accounted investees - share of other comprehensive income	(992)	192

Other comprehensive income, net of tax	(3,889)	1,977

Total comprehensive income for the period	(45,822)	(108,372)

Attributable to:
Owners of the company	(45,822)	(108,372)

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,621	1,846,360
Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,876	1,844,615

Profit (loss) for the period	−	−	−	−	−	(110,349)	(110,349)
Total other comprehensive income	−	−	(118)	1,903	−	192	1,977
Total comprehensive income/(loss)	−	−	(118)	1,903	−	(110,157)	(108,372)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	−	−	−	−	553,424
Dividends to equity holders	−	−	−	−	−	(22,690)	(22,690)
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	−	(22,653)	530,771

Balance at September 30, 2018	239,148	1,702,549	450	1,903	(16,102)	339,066	2,267,014

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2019**	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523
Profit (loss) for the period	−	−	−	−	−	(41,933)	(41,933)
Total other comprehensive income	−	−	(236)	(2,661)	−	(992)	(3,889)
Total comprehensive income	−	−	(236)	(2,661)	−	(42,925)	(45,822)

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(26,200)	(26,200)
Treasury shares acquired	−	−	−	−	(30,965)	−	(30,965)
Total transactions with owners	−	−	−	−	(30,965)	(26,200)	(57,165)

Balance at September 30, 2019	239,148	1,702,549	175	(5,359)	(45,616)	266,639	2,157,536

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition and IFRS 9 on Financial Instruments.
** The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Sep. 30, 2019	Jan. 1 - Sep. 30, 2018
Cash flows from operating activities
Profit (loss) for the period	(41,933)	(110,349)

Adjustments for:	304,710	174,662
Depreciation of tangible assets	253,096	192,130
Depreciation of intangible assets	48	80
Provisions	449	(3)
Tax (benefits)/expenses	(599)	260
Share of profit of equity-accounted investees, net of tax	(11,820)	(12,293)
Net finance expense	78,323	50,561
(Gain)/loss on disposal of assets	(14,787)	(19,101)
Equity-settled share-based payment transactions	−	37
Amortization of deferred capital gain	−	(748)
Gain on bargain purchase	−	(36,261)

Changes in working capital requirements	(151,481)	(53,950)
Change in cash guarantees	11	30
Change in inventory	(222,209)	−
Change in trade receivables	(7,487)	(23,527)
Change in accrued income	2,749	(6,175)
Change in deferred charges	26,735	(15,684)
Change in other receivables	39,877	(19,981)
Change in trade payables	5,401	3,246
Change in accrued payroll	(2,741)	(11,862)
Change in accrued expenses	(2,814)	23,145
Change in deferred income	6,834	(3,111)
Change in other payables	2,156	(528)
Change in provisions for employee benefits	7	497

Income taxes paid during the period	167	(27)
Interest paid	(74,806)	(41,305)
Interest received	5,175	895
Dividends received from equity-accounted investees	11,100	−
Net cash from (used in) operating activities	52,932	(30,074)

Acquisition of vessels	(3,849)	(237,145)
Proceeds from the sale of vessels	86,235	20,457
Acquisition of other tangible assets	(720)	(378)
Acquisition of intangible assets	(14)	(1)
Proceeds from the sale of other (in)tangible assets	13	−
Loans from (to) related parties	3,950	125,450
Net cash received from business combinations	−	126,288
Proceeds from sale of subsidiaries	−	120,025
Lease payments received from finance leases	930	−
Net cash from (used in) investing activities	86,545	154,696

(Purchase of) Proceeds from sale of treasury shares	(30,965)	−
Proceeds from new borrowings	1,039,965	759,976
Repayment of borrowings	(1,091,643)	(863,818)
Repayment of lease liabilities	(22,465)	−
Transaction costs related to issue of loans and borrowings	(9,721)	(3,849)
Dividends paid	(13,022)	(9,502)
Net cash from (used in) financing activities	(127,851)	(117,193)

Net increase (decrease) in cash and cash equivalents	11,626	7,429

Net cash and cash equivalents at the beginning of the period	173,133	143,648
Effect of changes in exchange rates	(1,028)	(996)
Net cash and cash equivalents at the end of the period	183,731	150,081
of which restricted cash	−	47,400

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.